06051190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
B- [redacted]52113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alyssa LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue, 29th Floor
(No. and Street)

New York (City) N.Y. (State) 10151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Kirby (212) 863-2328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) N.Y. (State) 10020 (Zip Code)

PROCESSED
DEC 06 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 30 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Kirby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alyssa LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer/Managing Member

Title

Notary Public

YULIYA KASPLER
Notary Public, State of New York
No. 01KA6012959
Qualified in New York County
Commission Expires September 8, 2006

State of NY
County of NY February 23, 200

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (0) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alyssa LLC
Contents
December 31, 2005

Page(s)

Weiser LLP
Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

To the Board of Managers and Member
Alyssa LLC

We have audited the accompanying statement of financial condition of Alyssa LLC (the "Company") as of December 31, 2005, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alyssa LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

For the year ended December 31, 2005, the Company obtained financial support from its sole member to enable it to meet its financial obligations and statutory requirements. The Company's sole member has indicated its intent to continue to provide financial support to the Company through at least December 31, 2006, in order for the Company to meet current obligations and to maintain capital in excess of the minimum requirement set out in Rule 15c3-1.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiser LLP

New York, NY
February 6, 2006

Alyssa LLC
Statement of Financial Condition
December 31, 2005

Assets		
Cash	**$**	**60,224**
Total assets	**$**	**60,224**
Liabilities and Member's Equity		
Accrued liabilities	**$**	**6,000**
Member's equity		**54,224**
Total liabilities and member's equity	**$**	**60,224**

The accompanying notes are an integral part of these financial statements.

Alyssa LLC
Statement of Operations
Year Ended December 31, 2005

Revenues		
Interest income	$	671
Expenses		
Administrative services		82,500
Professional fees		30,153
Membership, registration and licensing fees		5,662
Other expenses		950
Total expenses		119,265
Net loss	$	(118,594)

The accompanying notes are an integral part of these financial statements.

Alyssa LLC
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (118,594)
Net cash used in operating activities	(118,594)
Cash flows from financing activities	
Contributions from member	60,000
Distributions to member	(100,000)
Net cash used in investing activities	(40,000)
Net decrease in cash	(158,594)
Cash and cash equivalents	
Beginning	218,818
Ending	$ 60,224

The accompanying notes are an integral part of these financial statements.

Alyssa LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2005

	Paid-in Capital	Accumulated Earnings (Deficit)	Total
Balance - January 1, 2005	$ 236,382	$ (23,564)	$ 212,818
Contributions from sole member	-	60,000	60,000
Distributions to sole member	-	(100,000)	(100,000)
Net loss	-	(118,594)	(118,594)
Balance – December 31, 2005	$ 236,382	$ (182,158)	$ 54,224

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Businesses

Description of Business

Alyssa LLC (the "Company"), is a Delaware limited liability company which was organized on July 6, 1999. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. since April 12, 2000 (commencement of operations). Auda Advisor Associates LLC ("AAA") is the sole member of the Company. The Company offers various kinds of securities only on an agency basis in private placements.

The Limited Liability Company Agreement of Alyssa specifies, among other things, the term of the limited liability company, the rights and powers of the members, capital contribution and cash distribution criteria, and profit and loss allocations. As a limited liability company, the sole member's liability is generally limited to the amount in its capital accounts.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates may have an impact on future results and actual results could differ from those estimates. The most significant estimate included in these financial statements is the determination of accrued liabilities.

Revenue Recognition

The Company records commission income/placement fees and related expenses on trade date, as transactions occur.

3. Related-Party Transactions

The Company has entered into a Service Agreement (the "Agreement") with AAA, its sole member, whereby AAA has agreed to furnish administrative and other services and to pay certain operating expenses of the Company. In exchange for these services, the Company pays an administrative service fee of $7,500 monthly, which was revised down to $6,000 per month effective August 1, 2005.

For the year ended December 31, 2005, the Company obtained financial support from its sole member to enable it to meet its financial obligations and statutory requirements. The Company's sole member has indicated its intent to continue to provide financial support to the Company through at least December 31, 2006, in order for the Company to meet current obligations and to maintain capital in excess of the minimum requirement set out in Rule 15c3-1.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2005, the Company has net capital, as defined, of $54,244 which was $49,244 in excess of its required net capital of $5,000. At December 31, 2005, the Company had aggregate indebtedness of $6,000. The ratio of aggregate indebtedness to net capital was 0.11 to 1.

5. Concentrations of Credit Risk

The Company maintains its cash in a bank account which, at times, may exceed Federally insured limits. The Company believes it is not exposed to any significant credit risk.

The Company's revenues are earned from a limited number of customers.

6. Income Taxes

The Company is a single member LLC and is not a tax paying entity for Federal, state and local income tax purposes. Income or loss from the Company's operations is included in the determination of the taxable income of its sole member.

SUPPLEMENTARY INFORMATION

Alyssa LLC

Schedule I
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Computation of Net Capital	
Total member's equity	$ 54,244
Net capital, as defined	$ 54,244
Computation of aggregate indebtedness:	
Items included in statement of financial condition	
Accrued expenses and other payables	$ 6,000
Total aggregate indebtedness	$ 6,000

Ratio of aggregate indebtedness to net capital

Total aggregate indebtedness =	$ 6,000	= **0.11**
Net capital	$ 54,244	

The ratio of aggregate indebtedness to net capital is 0.11 to 1 compared to the maximum allowable ratio of 15 to 1.

Alyssa LLC
Schedule II
Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

The Company has claimed exemption from the provisions of Rule 15c3-3 under the provisions of section (k)(2)(i).

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker who carried all of the accounts of such customers.

The customer does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

Alyssa LLC
Schedule IV
Reconciliations
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

A. Reconciliation of Computation of Net Capital:

1. Net capital per FOCUS Report, IIA	$	54,224
Net capital per Schedule I	$	54,244
2. Aggregate indebtedness per FOCUS Report, IIA	$	6,000
Aggregate indebtedness per Schedule I	$	6,000

B. Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of section (k)(2)(i).

Weiser

Weiser LLP
Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report on Internal Accounting Control

To the Board of Managers and Member
Alyssa LLC

In planning and performing our audit of the financial statements and supplemental schedules of Alyssa LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Weiser

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Alyssa LLC to achieve all the divisions of duties and cross-checks generally included in internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weiser LLP

New York, N.Y.
February 6, 2006